January 29, 2025

Steve Anastasio
Vice President, Treasurer and Director
Value Line Inc.
551 Fifth Avenue
New York, NY 10176

       Re: Value Line Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2024
           Form 10-K for the Fiscal Year Ended April 30, 2023
           File No. 000-11306
Dear Steve Anastasio:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance